Filed as EDGAR Correspondence

August 15, 2012

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
ATTN:  Ms. Yolanda Guobadia, Staff Accountant

Re:      J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 28, 2012
File No. 1-15274

Dear Ms. Guobadia:

We are in receipt of the letter dated August 14, 2012 from the U. S. Securities and Exchange Commission (“Commission”) regarding the above-referenced filing for J. C. Penney Company, Inc.  As we discussed by telephone earlier today, to provide the Company with sufficient time to complete its review of the letter and prepare its response, the Company hereby requests an additional ten business days to respond to the comments of the Commission staff.  Accordingly, the Company intends to submit its response on or before September 12, 2012.

Please do not hesitate to contact me at (972) 431-1211 if you have any questions.

Very truly yours,

/s/ Salil R. Virkar
Salil R. Virkar
DVP, Assistant General Counsel
Corporate/Securities

SRV/kn